Mail Stop 3561

August 17, 2009

Clyde B. Anderson
Executive Chairman of the Board
Books-A-Million, Inc.
402 Industrial Lane
Birmingham, AL 35211

> **Re:**   **Books-A-Million, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 17, 2008**
> **File No. 0-20214**

Dear Mr. Anderson:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,


H. Christopher Owings
Assistant Director